Exhibit 2

AMENDMENT TO
RIGHTS AGREEMENT

This Amendment to Rights Agreement dated as of July 10, 2006 (“Amendment”) amends that certain Rights Agreement (“Agreement”) dated as of December 15, 1999 by and between Consolidated Graphics, Inc., a Texas corporation (“Company”), and American Stock Transfer and Trust Company, a New York corporation (“Rights Agent”).

WHEREAS, the Board of Directors of the Company has determined that it would be in the best interests of the Company to amend provisions of the Agreement that limit certain actions to members of the Board of Directors who constitute continuing directors, as that term is defined in the Agreement;

WHEREAS, the Agreement permits the Company to amend the Agreement, without action of the holders of the Rights, if the Rights are then redeemable;

WHEREAS, the Rights are currently redeemable;

WHEREAS, the Rights Agent has agreed under the Agreement to execute any such amendment of the Agreement upon receipt of a certificate of an officer of the Company that the proposed amendment complies with Section 27 of the Agreement regarding supplements and amendments; and

WHEREAS, the Board of Directors of the Company has determined that this Amendment complies with Section 27 of the Agreement;

NOW THEREFORE, in consideration of the premises set forth above, the parties hereby agree as follows:

1.             Clause (ii)(A) in the first sentence of the definition of “Acquiring Person” in Section 1 of the Agreement is hereby amended by deleting the following text:

“(provided that at the time of such approval of the Board of Directors there are then in office not less than two Continuing Directors (as such term is hereinafter defined) and such action or transaction or series of related actions or transactions are approved by a majority of the Continuing Directors then in office)”

and Clause (ii)(B) in the first sentence of the definition of Acquiring Person in Section 1 of the Agreement is hereby amended by deleting the following text:

“(provided that at the time of such approval of the Board of Directors there are then in office not less than two Continuing Directors and such transaction or series of related transactions are approved by a majority of the Continuing Directors then in office)”

so that, following the due execution and delivery of this Amendment, the first sentence of the definition of “Acquiring Person” in Section 1 of the Agreement shall read as follows:

““Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of the Common Stock of the Company then outstanding, but shall not include (i) any Exempt Person (as hereinafter defined), or (ii) any Person who or which, together with all Affiliates and Associates of such Person, would be an Acquiring Person solely by reason of (A) being the Beneficial Owner of shares of Common Stock, the Beneficial Ownership of which was acquired by such Person pursuant to any action or transaction or series of related actions or transactions approved by the Board of Directors before such Person otherwise became an Acquiring Person or (B) a reduction in the aggregate number of issued and outstanding shares of Common Stock pursuant to a transaction or a series of related transactions approved by the Board of Directors; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Common Stock of the Company then outstanding by reason of subclause (A) or (B) of clause (ii) above and shall thereafter become the Beneficial Owner of any additional shares of the Common Stock of the Company, then such Person shall be deemed to be an “Acquiring Person” unless upon consummation of the acquisition of such additional shares such Person does not own 15% or more of the Common Stock then outstanding.”

2.             The definition of “Continuing Director” in Section 1 of the Agreement is hereby deleted from the Agreement.

3.             The definition of “Permitted Offer” in Section 1 of the Agreement is hereby amended by deleting the following text:

“(provided that at the time of such approval of the Board of Directors there are then in office not less than two Continuing Directors and such offer is approved by a majority of the Continuing Directors then in office)”

so that, following the due execution and delivery of this Amendment, the first sentence of the definition of “Permitted Offer” in Section 1 of the Agreement shall read as follows:

““Permitted Offer” shall mean a tender offer or an exchange offer for all outstanding Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors, after receiving advice from one or more investment banking firms, to be (a) at a price and on terms that are fair to shareholders (taking into account all factors that such members of the Board deem relevant, including, without limitation, prices that could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value) and (b) otherwise in the best interests of the Company and its shareholders.”

4.             The first sentence of Section 23(a) of the Agreement is hereby amended by deleting the following text:

“; provided, however, that from and after the time that any Person shall become an Acquiring Person (other than pursuant to a Permitted Offer), the Company may redeem the Rights only if at the time of the action of the Board of Directors there are then in office not less than two Continuing Directors and such redemption is approved by a majority of the Continuing Directors then in office”

so that, following the due execution and delivery of this Amendment, the first sentence of Section 23(a) of the Agreement shall read as follows:

“The Company may, at its option, but only by the vote of a majority of the Board of Directors, at any time prior to the earlier of (i) the Close of Business on the tenth Business Day following the Close of Business on the Share Acquisition Date, subject to extension by the Company as provided in Section 27 hereof or (ii) the Close of Business on the Expiration Date, redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right, subject to adjustments as provided in subsection (c) below (the “Redemption Price”).”

5.             The first sentence of Section 24(a) of the Agreement is hereby amended by deleting the following text:

“; provided, however, that the Company may exchange the Rights only if at the time of the action of the Board of Directors there are then in office not less then two Continuing Directors and such exchange is approved by a majority of the Continuing Directors then in office so that, following the due execution and delivery of this Amendment, the first sentence of Section 24(a) of the Agreement shall read as follows:

“The Company may, at its option, but only by the vote of a majority of the Board of Directors, at any time and from time to time after the first occurrence of a Flip-In Event, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 7(e) hereof) for shares of its Common Stock at an exchange ration of one share of its Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the “Exchange Ratio”).

6.             The fourth and last sentence of Section 27 of the Agreement is hereby amended by deleting the following text:

“and supplements or amendments may be made after the time that any Person becomes an Acquiring Person (other than pursuant to a Permitted Offer) only if at the time of the action of the Board of Directors approving such supplement or amendment there are then in office not less than two Continuing Directors and such supplement or amendment is approved by a majority of the Continuing Directors then in office”

so that, following the due execution and delivery of this Amendment, the fourth and last sentence of Section 27 of the Agreement shall read as follows:

“Notwithstanding anything contained in this Rights Agreement to the contrary, no supplement or amendment shall be made which decreases the Redemption Price or shortens the Final Expiration Date.”

7.             Except as expressly modified by this Amendment, all of the terms, covenants, agreements, conditions and other provisions of the Rights Agreement shall remain in full force and effect in accordance with their respective terms. As used in the Agreement, the terms “this Agreement,” “herein,” “hereinafter,” “hereunder,” “hereto” and words of similar import shall mean and refer to, from and after the date of this Amendment, unless the context otherwise requires, the Agreement as amended by this Amendment.

8.             Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to such terms in the Agreement.

9.             This Amendment may be executed in one or more counterparts, and signature pages may be delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective upon its execution by the parties hereto.

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IN WITNESS WHEREOF, the parties have executed and delivered this Amendment to the Agreement effective as of the date first above written.

COMPANY:

CONSOLIDATED GRAPHICS, INC.

By:	/s/ Joe R. Davis
Joe R. Davis, Chief Executive Officer

RIGHTS AGENT:

AMERICAN STOCK TRANSFER
& TRUST CO.

By:	/s/ Herbert J. Lemmer
Herbert J. Lemmer,
Senior Vice President & General Counsel